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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Hudson        Harris           W.        Republic Industries, Inc. (RWIN)                Issuer (Check all applicable)
------------------------------------------ ----------------------------------------------    x  Director         10% Owner
  (Last)          (First)        (Middle)  3. IRS or Social Security  4. Statement for      ----              ---
  450 E. Las Olas Blvd.                       Number of Reporting        Month/Year          x  Officer (give    Other (Specify
------------------------------------------    Person (Voluntary)         January 1997       ----        title ---       below)
                 (Street)                                                ----------------               below)
 Ft. Lauderdale      FL           33301                               5. If Amendment,      Vice-Chairman
------------------------------------------                               Date of Original   ----------------------------------------
  (City)           (State)           (Zip)                               (Month/Year)
                                                                                         7. Individual or Joint/Group Filing
                                                                         ---------------    (Check applicable line)
                                                                                              X    Form filed by one
                                                                                             ----  Reporting Person
                                                                                                   Form filed by more than
                                                                                             ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     12/30/96   J(1)  V   17,200,000   D         N/A
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Common Stock                     12/30/96   J(1)  V   17,200,000   A         N/A
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Common Stock                     01/16/97   A(2)          21,779   A         (3)         17,221,779            I            (4)
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Common Stock Warrants                                                                             Common
(Right to buy)               2.25         12/30/96  J(1)  V               D     Immed.  08/31/97    Stock   1,200,000
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Common Stock Warrants                                                                             Common
(Right to buy)               2.25         12/30/96  J(1)  V       A             Immed.  08/31/97    Stock   1,200,000
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Common Stock Warrants                                                                             Common
(Right to buy)               2.75         12/30/96  J(1)  V               D     Immed.  08/31/98    Stock     600,000
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Common Stock Warrants                                                                             Common
(Right to buy)               2.75         12/30/96  J(1)  V       A             Immed.  08/31/98    Stock     600,000
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Common Stock Warrants                                                                             Common
(Right to buy)               3.50         12/30/96  J(1)  V               D     Immed.  08/31/99    Stock     600,000
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Common Stock Warrants                                                                             Common
(Right to buy)               3.50         12/30/96  J(1)  V       A             Immed.  08/31/99    Stock     600,000
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Common Stock Options                                                                              Common
(Rights to buy)             16.125        04/26/96  A             A              (5)    04/26/2006  Stock     186,047
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Common Stock Options                                                                              Common
(Right to buy)              28.625        01/03/97  A             A              (6)    01/03/2007  Stock     324,672
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)
Common Stock Warrants
(Right to buy)                     -0-                      D
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Common Stock Warrants
(Right to buy)                1,200,000                     I                         (4)
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Common Stock Warrants
(Right to buy)                     -0-                      D
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Common Stock Warrants
(Right to buy)                  600,000                     I                         (4)
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Common Stock Warrants
(Right to buy)                     -0-                      D
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Common Stock Warrants
(Right to buy)                  600,000                     I                         (4)
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Common Stock Options
(Right to buy)                  186,047                     D
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Common Stock Options
(Right to buy)                  324,672                     D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.       /s/ Harris W. Hudson         2/10/97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                Harris W. Hudson

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                     (8/96)

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(1) Transfer of common stock and warrants from direct ownership to indirect ownership through Harris W. Hudson Limited Partnership.

(2) Transaction approved by the Board of Directors pursuant to Rule 16b-3(d)(1).

(3) Exchanged for 100,000 shares of common stock of AutoNation Incorporated, having a value of $14.31 a share, pursuant to the merger of a wholly-owned subsidiary of the Issuer into AutoNation Incorporated.

(4) Indirect by Harris W. Hudson Limited Partnership, of which the sole general partner is Harris W. Hudson, Inc., and the sole limited partner is the Reporting Person. The Reporting Person is the sole shareholder of Harris W.
    Hudson, Inc.

(5) The options have been granted pursuant to the Amended and Restated 1995
    Employee Stock Option Plan and have a term of ten years, expiring on 04/26/2006. The options are exercisable to the extent of 25% on each anniversary thereafter, commencing 04/26/1997, until fully-vested.

(6) The options have been granted pursuant to the Amended and Restated 1995
    Employee Stock Option Plan and have a term of ten years, expiring on 01/03/2007. The options are exercisable to the extent of 25% on each anniversary thereafter, commencing 01/03/1998, until fully-vested.